THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

06 June 2011

Allied Gold Limited

("Allied Gold" or the "Company")

NOTIFICATION OF APPROVAL OF SHAREHOLDER AND OPTIONHOLDER SCHEMES AND RESOLUTIONS OF GENERAL MEETING

Further to the announcements released by Allied Gold on 4 May 2011, 6 May 2011 and 31 May 2011, Allied Gold is pleased to announce, that the Share and Option Schemes ("Schemes") were approved by the requisite majorities of Allied Gold shareholders and Allied Gold optionholders at the Scheme Meetings held earlier today, Monday, 6 June 2011. The Share Scheme was approved by 99.51% of the total votes cast on the resolution and by 83.2% of the shareholders who voted on the resolution. The Option Scheme was approved by 100% of the total votes cast on the resolution and by 100% of the optionholders who voted on the resolution.

No other resolutions were put to the Scheme Meetings. In accordance with section 251 AA(2) of the *Corporations Act 2001* (Cth), Allied Gold advises that proxy votes were received as follows:

		For	Against	Abstain	Proxy Holder Discretion
Shareholders Resolution	Approval of Share Scheme	659,100,691	3,308,022	72,705	1,161,829
Optionholders Resolution	Approval of Option Scheme	22,037,500	Nil	Nil	Nil

Under the proposed Schemes, all existing shares and options in Allied Gold will be exchanged for shares or options in Allied Gold Mining PLC. The next major step in the implementation of the Schemes is for AGL to apply to the Supreme Court of Queensland for orders approving the Schemes ("Second Court Hearing"). The Second Court Hearing is to be held on 20 June 2011 at the Supreme Court of Queensland in Brisbane.

Allied Gold also announces that separate resolutions were passed by Allied Gold shareholders by a show of hands at a General Meeting held earlier today Monday, 6 June 2011 (before the Scheme Meetings) approving the allotment and issue of:

(1) approximately 156.3 million Allied Gold shares at a value of AU$93.8 million / £60.1 million for capital raising purposes on the terms and conditions set out in Allied Gold's announcement of 6 April 2011; and

(2) 1,500,000 unlisted options to Mr Sean Harvey (or his nominee) on the terms and conditions set out in the Option Explanatory Statement.

No other resolutions were put to the meeting. In accordance with section 251 AA(2) of the *Corporations Act 2001* (Cth), Allied Gold advises that proxy votes were received as follows:

		For	Against	Abstain	Proxy Holder Discretion
Resolution 1	Placement for Shares	505,298,751	1,723,721	4,707,920	1,179,946
Resolution 2	Placement for Options	413,293,840	293,087,772	208,380	1,254,946

The Company expects admission to a Premium Listing on the London Stock Exchange's Main Market and commencement of trading of Allied Gold Mining PLC to occur at 8.00 a.m. on 30 June 2011.

Allied Gold Mining PLC will be eligible for the FTSE UK Index Series and expects to be included in the FTSE's upcoming September quarterly review.

RBC Capital Markets is acting as Sponsor to the listing and will also act as Corporate Broker to the Company going forward.
The related Scheme documents and the circular are available on Allied Gold's website, www.alliedgold.com.au.

Capitalised terms used, but not otherwise defined in this announcement have the same meanings as set out in the Allied Gold's announcement of 4 May 2011 with RNS number 8920F.

For further information please contact:

Allied Gold Limited

Australia – Simon Jemison – Investor and Media +61-418-853-922

Canada – Rebecca Greco – Investor Relations +1 416-839-8610

London – David Simonson – C/. MerlinPR + 44(0) 20 7736 8400

Beaumont Cornish Limited (Allied Gold's nominated adviser)
Roland Cornish - +44 (0) 207 628 3396

RBC Capital Markets (Allied Gold's sponsor)
+44 (0) 207 653 4000

Stephen Foss
Matthew Coakes
Daniel Conti